UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. __)*

GREEN ENDEAVORS, INC.

(Name of issuer)

Common Stock, $0.0001 value per share

(Title of class of securities)

39303M301

(CUSIP number)

June 9, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

Page 1 of 5 Pages

CUSIP No. 39303M301	13G	Page 2 of 5 Pages

1.	Name of Reporting Person

I.R.S. Identification Nos. of above persons (entities only).

KBM WORLDWIDE, INC.

EIN: 46-504-0512

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Utah

	5.	Sole Voting Power

Number		24,632,217*
of Shares	6.	Shared Voting Power
Beneficially
Owned
by Each	7.	Sole Dispositive Power
Reporting
Person With:		24,632,217*
	8.	Shared Dispositive Power

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of a security.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

24,632,217*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of a security.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

9.99% (based on the total of 246,568,747 outstanding shares of Common Stock)

12.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 39303M301	13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:
GREEN ENDEAVORS, INC. , a Utah corporation

	(b)	Address Of Issuer’s Principal Executive Offices:
59 W 100 S, 2 nd Floor, Salt Lake City, UT 84101

Item 2	(a)	Name of Person Filing:
KBM WORLDWIDE, INC.

	(b)	Address of Principal Business Office, or, if none, Residence:
111 Great Neck Road, Suite 216, Great Neck, NY 11021

	(c)	Citizenship:
New York

	(d)	Title of Class of Securities:
Common Stock, $0.0001 value per share

	(e)	Cusip Number:
39303M301

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d) ☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).
	(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) ☐	Group in accordance with §240.13d-1(b)(ii)(J).

CUSIP No. 39303M301	13G	Page 4 of 5 Pages

Item 4	Ownership

(a) Amount beneficially owned 24,632,217*

(b) Percent of class: 9.99%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

24,632,217*

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

24,632,217*

(iv) Shared power to dispose or to direct the disposition of

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of a security.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8	Identification and Classification of Members of The Group

Item 9	Notice of Dissolution of Group

Item 10	Certification

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 39303M301	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2015
Date

/s/ Seth Kramer
Signature

Seth Kramer, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)